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Accountants' Consent


The Board of Directors
Xerox Corporation

We consent to incorporation by reference in the Registration Statements (No. 2-86274 and No. 333-22059) on Form S-8 of Xerox Corporation of our report dated May 21, 1999, relating to the statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998, the one month period ended December 31, 1997 and for the year ended November 30, 1997 and the related schedule, which report appears in the December 31, 1998 Annual Report on Form 11-K of the Xerox Corporation Profit Sharing and Savings Plan.

Rochester, New York
June 29, 1999